Mail Stop 6010

April 11, 2008

Dr. Guoqing Jiang
Chief Executive Officer
Tianyin Pharmaceutical Co., Inc.
11th Floor, South Tower, Jinjiang Times Garden
107 Jin Li Road West
Chengdu, P. R. China, 610072

> **Re: Tianyin Pharmaceutical Co., Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on March 28, 2008**
> **File Number 333-149261**

Dear Dr. Jiang:

This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below.

Signatures

1. We note your response to our prior comment 2 and reissue that comment. The filing still does not include the signature of your principal financial officer. Please include this signature in an amended Form S-1. If Dr. Jiang also serves as the principal financial officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

Financial Statements

2. We note your response to our prior comment 3 and reissue that comment. The registration statement must include audited financial statements of the registrant. The financial statements should comply with Item 310 of Regulation S-B or Article 8 of Regulation S-X. Disclose the year end Tianyin Pharmaceutical Co., Inc. will elect.

Report of Independent Registered Public Accounting Firm, page 100

3. We note that your auditors are located in New Jersey. It appears that all of the assets, liabilities, revenues and expenses of Chengdu Tianyin Pharmaceutical Co., Ltd. relate to operations located in China. Please have your auditors tell us how the audit of the

operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at June 30, 2007, and 2006.

\* \* \*

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:     Louis E. Taubman, Esq.
        Leser, Hunter, Taubman & Taubman
        17 State Street, Suite 1610
        New York, New York  10004